UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mimvi, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

60249A102

(CUSIP Number)

Stephen L. Elliott

Elliott Management Company, a New Mexico corporation

405B Paseo De Peralta

Santa Fe, NM 87501

(505) 986-6088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60249A102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stephen L. Elliott Elliott Management Company (Tax Identification No. 85-0294160)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See Item 3 of this Schedule 13D) PF, OO.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A/New Mexico

Number of	7.	Sole Voting Power	10,312,502 (8.4)%[1]
Shares
Beneficially	8.	Shared Voting Power	10,312,502 (8.4%)
Owned by
Each	9.	Sole Dispositive Power	10,312,502 (8.4%)
Reporting
Person With	10.	Shared Dispositive Power	10,312,502 (8.4%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,312,502 (8.4%)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.4%. The percentage is calculated using 118,379,795 outstanding shares of the Issuer’s Common Stock as of August 12, 2013.

14	Type of Reporting Person (See Instructions) IN/CO

1 Consists of 5,250,001 shares of Issuer’s Common Stock, $0.001 par value (the “Common Stock”) and warrants to purchase 5,062,501 shares of unregistered Common Stock at an exercise price of $0.075 per share.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Mimvi, Inc., whose principal executive office is located at 23 Mauchly, Suite 106, Irvine, CA 92618 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Stephen L. Elliott. Mr. Elliott is affiliated with and controls Elliott Management Company, a New Mexico corporation (the “Reporting Person”).

(b) The business address of the Reporting Person is 405B Paseo De Peralta, Santa Fe, NM 87501.

(c) Individual Investor/Corporate Profit Sharing Plan

(d) No.

(e) No.

(f) U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On each of December 24, 2012, April 10, 2013, July 15, 2013, and August 23, 2013, Reporting Person purchased Common Stock and Common Stock Purchase Warrants in cash from personal and entity funds designated for investment, as applicable and as set forth below.

Investor	Date of Issue	Purchased Shares	Cost Basis	Number of Warrant Shares	Acquired Pursuant To

Stephen L. Elliott	12/24/2012	250,000	$50,000	187,500	Common Stock Purchase Warrant (amended)

Elliott Management Company	12/24/2012	500,000	$100,000	375,000	Common Stock Purchase Warrant (amended)

Stephen L. Elliott	4/10/2013	500,000	$50,000	500,000	Common Stock and Warrant Purchase Agreement

Elliott Management Company	4/10/2013	1,000,000	$100,000	1,000,000	Common Stock and Warrant Purchase Agreement

Elliott Management Company	7/15/2013	666,667	$50,000	666,667	Common Stock and Warrant Purchase Agreement

Stephen L. Elliott	7/15/2013	333,334	$25,000	333,334	Common Stock and Warrant Purchase Agreement

Stephen L. Elliott	8/23/2013	2,000,000	$150,000	2,000,000	Common Stock and Warrant Purchase Agreement

	Total	5,250,001	$525,000	5,062,501

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns or has the right to acquire up to 10,312,502 shares of Common Stock, representing 8.4% of the outstanding shares of Common Stock of the Issuer (based upon 118,379,795 shares of Common Stock issued and outstanding as of August 12, 2013).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 10,312,502 shares of the Common Stock of the Issuer.

(c) The Reporting Person acquired all of his holdings in the Company via cash investment, including investments on July 15, 2013 and August 23, 2013.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of Reporting Person’s holdings in the Issuer, as set forth below.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August 30, 2013

/s/ Stephen L. Elliott
Stephen L. Elliott

Elliott Management Company, a New Mexico corporation

/s/ Stephen L. Elliott
Stephen L. Elliott, CEO